Q32 Bio Inc.

830 Winter Street

Waltham, Massachusetts 02451

April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Q32 Bio Inc.

Registration Statement on Form S-3 (File No. 333-286491)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Q32 Bio Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-286491) (the “Registration Statement”), be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time, on April 21, 2025, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238 and that such effectiveness also be confirmed in writing.

Very truly yours,
Q32 Bio Inc.

By:	/s/ Lee Kalowski
Name: Lee Kalowski
Title: Chief Financial Officer and President

cc:	Sarah Ashfaq, Goodwin Procter LLP